Exhibit (a)(7)

AlaFile E-Notice
47-CV-2009-901139.00

To:	JOE ALTON KING JR. jking@alinjurylaw.com

NOTICE OF ELECTRONIC FILING

IN THE CIRCUIT COURT OF MADISON COUNTY, ALABAMA

NEW WORLD INVESTORS v. MICHAEL J. BORMAN ET AL
47-CV-2009-901139.00

The following complaint was FILED on 10/20/2009 4:26:14 PM

Notice Date:	10/20/2009 4:26:14 PM
JANE C. SMITH
CIRCUIT COURT CLERK
MADISON COUNTY, ALABAMA
MADISON COUNTY, ALABAMA
HUNTSVILLE, AL 35801

256-532-3390
jane.smith@alacourt.gov

State of Alabama Unified Judicial System Form ARCiv-93 Rev.5/99 COVER SHEET CIRCUIT COURT - CIVIL CASE (Not For Domestic Relations Cases) Case Number: 47-CV-200 Date of Filing: 10/20/2009 GENERAL INFORMATION IN THE CIRCUIT OF MADISON COUNTY, ALABAMA NEW WORLD INVESTORS v. MICHAEL J. BORMAN ET AL First Plaintiff: R Business o Individual First Defendant: o Business R Individual o Government o Other o Government o Other NATURE OF SUIT: TORTS: PERSONAL INJURY OTHER CIVIL FILINGS (cont’d) o WDEA — Wrongful Death o MSXX — Birth/Death Certificate Modification/Bond Forfeiture o TONG — Negligence: General Appeal/Enforcement of Agency Subpoena/Petition o TOMV - Negligence: Motor Vehicle to Preserve o TOWA — Wantonnes o CVRT — Civil Rights o TOPL - Product Liability/AEMLD o COND — Condemnation/Eminent Domain/Right-of-Way o TOMM - Malpractice-Medical o CTMP — Contempt of Court o TOLM — Malpractice-Legal o CONT - Contract/Ejectment/Writ of Seizure o TOOM — Malpractice-Other o TOCN — Conversion o TBFM - Fraud/Bath Faith/Misrepresentation o EQND — Equity Non-Damages Actions/Declaratory o TOXX - Other: Judgment/Injunction Election Contest/Quiet Title/Sale For Division TORTS: PERSONAL INJURY o CVUD — Eviction Appeal/Unlawful Detainer o FORJ — Foreign Judgment o TOPE — Personal Property o FORF — Fruits of Crime Forfeiture o TORE — Real Property o MSHC - Habeas Corpus/Extraordinary Writ/Mandamus/Prohibition OTHER CIVIL FILINGS o PFAB — Protection From Abuse o FELA — Railroad/Seaman (FELA) o ABAN — Abandoned Automobile o RPRO — Real Property o ACCT — Account & Nonmortgage o WTEG - Will/Trust/Estate/Guardianship/Conservatorship o APAA — Administrative Agency Appeal o COMP - Workers’ Compensation o ADPA — Administrative Procedure Act þ CVXX — Miscellaneous Circuit Civil Case o ANPS — Adults in Need of Protective Services ORIGIN: F o INITIAL FILING R o REMANDED A o APPEAL FROM DISTRICT COURT T o TRANSFERRED FROM OTHER CIRCUIT COURT O o OTHER HAS JURY TRIAL BEEN DEMANDED? RYes No RELIEF REQUESTED: RMONETARY AWARD REQUESTED NO MONETARY AWARD REQUESTED ATTORNEY CODE: KIN058 10/20/2009 4:09:18 PM /s JOE ALTON KING JR. MEDIATION REQUESTED: o Yes o No RUndecided

IN THE CIRCUIT COURT OF MADISON COUNTY
MADISON COUNTY, ALABAMA

)
NEW WORLD INVESTORS, on Behalf of Itself	)
and All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)
	)	CASE NO. CV09-
MICHAEL J. BORMAN, HAROLD D.	)
COPPERMAN, FRANCIS A. DRAMIS JR.,	)
EDWIN L. HARPER, WILLIAM H. McALEER,	)
DAVID P. VIEAU, DOYLE C. WEEKS,	)
AVOCENT CORPORATION AND EMERSON	)
ELECTRIC CO.,	)
)
Defendants.	)
)
PLAINTIFF’S CLASS ACTION COMPLAINT
     Plaintiff, by its attorneys, alleges as follows for its class action complaint, based upon personal knowledge as to itself and its own acts, and based upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters:
NATURE OF THE ACTION
     1. This is a shareholder class action (the “Action”) on behalf of plaintiff and the other public stockholders of Avocent Corporation (“Avocent” or the “Company”) common stock against Avocent, its directors and Emerson Electric Co. The Action challenges defendants’ actions in causing Avocent to enter into an agreement (the “Sale Agreement”) pursuant to which Globe Acquisition Corporation, a wholly owned subsidiary of Emerson Electric Co. (collectively “Emerson”), will purchase, via a tender offer, all of the issued and outstanding shares of the

Company’s common stock for $25.00 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of Avocent’s directors to the detriment of plaintiff and Avocent’s other public shareholders. Specifically, as further alleged below, all of Avocent’s directors will receive personal compensation as a result of the Sale Agreement — compensation that they would not otherwise receive at this time absent the Sale Agreement. This conflict of interest caused these directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of Avocent’s public shareholders. The Action also challenges defendants’ efforts to conceal material information from plaintiff and Avocent’s other public shareholders in conjunction with the Sale Agreement and the Tender Offer in the Recommendation Statement Avocent directors caused Avocent to file with the SEC and mail to Avocent shareholders on or about October 15, 2009 in connection with recommending that shareholders tender their shares.
JURISDICTION AND VENUE
     2. This Court has jurisdiction over this action because Avocent is a corporation headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.
     3. Venue is proper in this Court pursuant to Code of Ala. § 6-3-7 and § 6-3-2 since Avocent’s principal place of business is located in Madison County, and the defendants’ wrongful acts were principally done or occurred in this County.

     4. This action challenges the internal affairs or governance of Avocent and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
THE PARTIES
     5. Plaintiff New World Investors is the owner of shares of Avocent common stock and has been the owner of such shares since prior to January 1, 2008.
     6. Defendant Avocent is a publicly traded corporation with its executive offices at 4991 Corporate Drive, Huntsville, Alabama 35805. Avocent is a global provider of information technology infrastructure management solutions for enterprise data centers, small/medium businesses and branch offices. Avocent has more than 1,800 employees and sales, operations and research and development centers worldwide. The Company is listed on the NASDAQ Stock Market under the symbol AVCT.
     7. Defendant Francis A. Dramis, Jr. (“Dramis”) has served as a director of the Company since 2002. In connection with the Sale Agreement, Dramis is expected to receive payments of an undisclosed amount for his Avocent restricted stock units (the “RSUs”) and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Dramis because Avocent is headquartered in Alabama and many of Dramis’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Alabama.
     8. Defendant Edwin L. Harper (“Harper”) has served as a director of the Company since 2000 and was selected as the “lead independent director” of the Company’s board in April 2003 and as the Chairman of the Company’s Board of Directors in January 2008. In connection with the Sale Agreement, Harper is expected to receive payments of an undisclosed amount for his RSUs and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Harper because Avocent is headquartered in Alabama and many of Harper’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Alabama.
     9. Defendant Harold D. Cooperman (“Cooperman”) has served as a director of the Company since 2002. In connection with the Sale Agreement, Cooperman is expected to receive payments of an undisclosed amount for his RSUs and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Cooperman because Avocent is headquartered in Alabama and many of Cooperman’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Alabama.
     10. Defendant Michael J. Borman (“Borman”) has served as a director of the Company and as the Chief Executive officer since 2008. In connection with the Sale Agreement, Borman is expected to receive payments change in control payments, including payments for his Avocent performance shares, as set forth at paragraph 32 and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Borman because Avocent is headquartered in Alabama and many of Borman’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Alabama.

     11. Defendant Doyle C. Weeks (“Weeks”) has served as a director of the Company since 2008 and as President and Chief Operating Officer since 2005. In connection with the Sale Agreement, Weeks is expected to receive change in control payments, including payments for his Avocent performance shares, as set forth at paragraph 32 and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Weeks because Avocent is headquartered in Alabama and many of Weeks’ actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Alabama.
     12. Defendant David P. Vieau (“Vieau”) has served as a director of the Company since 2001. In connection with the Sale Agreement, Vieau is expected to receive payments of an undisclosed amount for his RSUs and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Vieau because Avocent is headquartered in Alabama and many of Vieau’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Alabama.
     13. Defendant William H. McAleer (“McAleer”) has served as a director of the Company since 2000. In connection with the Sale Agreement, McAleer is expected to receive payments of an undisclosed amount for his RSUs and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over McAleer because Avocent is headquartered in Alabama and many of McAleer’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Alabama.

     14. Defendant Emerson is a publicly traded NYSE company headquartered at 8000 West Florissant Avenue, St. Louis, Missouri 63136. Emerson is a diversified global manufacturing and technology company. Emerson offers a range of products and services in the areas of process management, climate technologies, network power, storage solutions, professional tools, appliance solutions, motor technologies, and industrial automation. Emerson has more than 140,000 employees and approximately 255 manufacturing locations worldwide. The affiliate of Emerson involved in the Tender Offer is Globe Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Emerson created for the purpose of making the Tender Offer.
     15. The defendants identified in paragraphs 7 through 13 collectively constitute the entirety of the Company’s board of directors. These seven individuals are hereinafter referred to collectively as the “Individual Defendants”
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     16. Under applicable common law, the directors of a publicly held company such as Avocent have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation and its public stockholders where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

     17. As alleged in detail below, defendants have breached, and/or aided other defendants’ breaches of, their fiduciary duties to Avocent’s public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.
     18. Because defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.
     19. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on October 15, 2009, the Individual Defendants caused Avocent to file a Solicitation/Recommendation Statement Under Section 14(d)(9) of the Securities Exchange Act of 1934 (the “Recommendation Statement”) with the SEC and mail the same to Plaintiff and Avocent’s other public shareholders, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares pursuant to the Tender Offer (as defined below). Among other things, the Defendants have failed to disclose material information including information about the self interests of the Individual Defendants’ financial advisor, Morgan Stanley & Co. (“Morgan Stanley”), the financial basis for Morgan Stanley’s fairness opinion that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinion”), and the purported “sale process”

that the Individual Defendants engaged in prior to entering into the Sale Agreement — all information which courts have repeatedly held ought to be disclosed to shareholders.
CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this action as a class action pursuant to Ala. R. Civ. P. 23, on behalf of itself and all other shareholders of the Company (except the defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     21. This action is properly maintainable as a class action for the following reasons:
          a. The Class is so numerous that joinder of all members is impracticable. Members of the Class are scattered throughout the United States and thus it would be impracticable to bring them all before this Court. As of October 1, 2009, the Company had more than 44 million shares outstanding.
          b. There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:
               (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits the Individual Defendants at the expense of the members of the Class;
               (ii) Whether the Individual Defendants, as officers and/or directors of the Company, are violating their fiduciary duties to plaintiff and the other members of the Class, and

               (iii) Whether plaintiff and the other members of the Class have suffered damages and the proper measure of those damages.
          c. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by Defendants’ actions.
          d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.
     22. The prosecution of separate actions by or against individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for the parties opposing the Class, as well as adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     23. The parties opposing the class have acted or refused to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole.
     24. The questions of law or fact common to the members of the class predominate over any questions affecting only individual members, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.
SUBSTANTIVE ALLEGATIONS
A.	The Individual Defendants Caused The Company To Enter Into An Agreement To Be Acquired Pursuant To An Inadequate Process And At An Inadequate Price

     25. On June 25, 2008, in the midst of the financial downturn in the world’s economy, a large financial sponsor (“Sponsor A”) and a large software company (“Company A”) indicated an interest in acquiring Avocent at prices ranging from $24.00 to $27.00 per share. The closing price of the Company’s stock that day was $ 19.43. The Individual Defendants determined that they were not interested in selling the Company at that time.
     26. Thereafter, in January 2009, the Company hired a strategic business consultant to assist it in evaluating the Company’s long-term strategic plan. To this end, in early 2009, the Company contacted a large financial sponsor (“Sponsor B”) regarding partnering with the Company in an acquisition strategy. However, in June 2009, Sponsor B informed the Company that its interest in Avocent had evolved from financing the Company’s acquisition strategy to viewing the Company as a desirable acquisition target. Similarly, in July 2009, another financial buyer (“Sponsor C”) indicated that it would be interested in assisting the Company’s management in a buyout.
     27. On August 5, 2009, Emerson indicated that it was interested in acquiring the Company at a price of $21.50 per share (the “August 5th Proposal”). The closing price of the Company’s stock that day was $15.62.
     28. In early August 2009, the Individual Defendants determined to engage Morgan Stanley to provide financial advice to the Board notwithstanding that Morgan Stanley had provided services to Emerson (which was actively seeking an acquisition of the Company) in the prior two years. The Individual Defendants also incentivized Morgan Stanley to favor a sale of the Company by agreeing (a) to pay it $16,200,000.00 for the approximately two months of work Morgan Stanley performed for the Company and ensured that a large portion of Morgan

Stanley’s fee was contingent upon the consummation of the sale of the Company and (b) to reimburse it in an undisclosed amount, for the expenses it incurred in connection with the services it performed for the Company.
     29. Thereafter, the Individual Defendants determined to solicit only a limited number of buyers because, inter alia, they were concerned that Emerson would discontinue transaction discussions if there was a delay in the Company’s response to Emerson’s August 5 th Proposal. Thus, the Individual Defendants authorized Morgan Stanley to contact only one potential strategic buyer and one financial sponsor (“Sponsor D”) (in addition to Sponsors B and C). Both the strategic buyer and Sponsor D indicated that they were not interested in acquiring the Company, while Sponsors B and C indicated they would be interested at prices of $20 and $21 per share. However, neither the Individual Defendants nor their representatives sought to negotiate a higher price with either Sponsor B or C.
     30. On October 6, 2009, Emerson and Avocent announced that they had entered into the Sale Agreement for Emerson to acquire Avocent via the Tender Offer at a price of $25 per share, or approximately $1.2 billion. Pursuant to the Sale Agreement, and notwithstanding their failure to maximize the value of the sale of the Company, the Individual Defendants also agreed to the following preclusive deal protection devices which effectively ensured the sale of the Company to Emerson and discouraged other buyers from offering a superior price for the Company:
•	A “Top-Up Option” which grants Emerson the option to purchase from Avocent up to that number of additional shares sufficient to cause Emerson to own one share more than 90% of the total outstanding shares of the Company, thus enabling Emerson to effect a short-form merger without a shareholder vote or any further action by the stockholders of Avocent.

•	The No Solicitation Clause severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•	The Matching Rights Provision affords Emerson the opportunity to “top” any subsequent superior offer for the Company in the unlikely event that occurs.

•	The Termination Fee obligates the Company to pay a termination fee of $35 million to Emerson in order to accept a superior proposal to acquire the Company.

•	No Appraisal Rights. Avocent’s shareholders do not have any appraisal rights in connection with the Tender Offer.

•	The Exclusivity Agreement prohibits the Company from soliciting competing proposals for the Company.
     31. On October 15, 2009, Emerson commenced the Tender Offer, which is scheduled to expire at midnight New York City time on November 12, 2009, unless extended.
B.	All of Avocent’s Directors Will Benefit Receive Personal Benefits That They Would Not Otherwise Receive At this Time Absent the Sale Agreement
     32. Avocent’s management and Board of Directors have interests in the Sale Agreement and Tender offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.
          (a) Each Non-Employee Member of the Company’s Board Will Receive Cash Consideration For Their Restricted Stock Units. As of October 1, 2009, the Company’s directors and executive officers held outstanding Company restricted stock units (“RSUs”)

constituting 416,542 Shares in the aggregate. In connection with the Sale Agreement, each outstanding RSU held by a non-employee member of the Company’s Board whether or not vested, will be fully vested and will entitle the holder to receive cash. As a result, based on the number of Director RSUs held by directors on October 1, 2009, the non-employee directors will be entitled to receive a payment of $1,632,375 in the aggregate as a result of the Sale Agreement.
          (b) Messrs. Borman And Weeks Will Receive Cash Consideration For Their Performance Shares. As of October 1, 2009, the Company’s executive officers held outstanding Company performance share awards (the “Performance Shares”) covering 549,735 shares in the aggregate. In connection with the Sale Agreement, each outstanding Performance Share granted under any equity or compensation plan or arrangement of the Company, whether or not vested, will become fully vested, entitling each holder to cash. As a result, Messrs. Borman and Weeks will receive payments for their Performance Shares units as set forth in (c) below.
          (c) Potential Payments upon Termination In Connection with a Change of Control. In connection with the Sale Agreement, Messrs. Borman and Doyle will also be entitled to Change in Control payments as set forth below:

				Payment in
				the Case of
				Termination
				of
				Employment
		Payment		in
		Upon the		Connection
		Acceptance		with the
Name	Benefit Type	Date		Offer
Michael Borman	Severance(1)	—		$1,800,000
	Estimated Value of Continued Employee Benefits(2)	—		$23,580
	Estimated Value of Temporary Housing Expenses	—		$15,000
	Value of Equity Award Acceleration	$5,273,438	(3)	$3,250,000	(4)
	Total Value:	$5,273,438		$5,088,580

Doyle Weeks	Severance(1)	—		$816,490
	Estimated Value of Continued Employee Benefits	—		$23,580
	Value of Equity Award Acceleration	$2,168,006	(3)	$1,399,075	(4)
	Estimated Excise Tax Gross-Up Payment(5)	—		—
	Total Value:	$2,168,006		$2,239,145

     33. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time — thereby insulating them from all liability arising from the Sale Agreement.

     34. Notably, the Individual Defendants would not receive any of these payments now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement.
THE MATERIALLY MISLEADING AND/OR INCOMPLETE PROXY STATEMENT
     35. In addition, the Individual Defendants are breaching their fiduciary duties of full disclosure to Plaintiff and Avocent’s other public shareholders in connection with the Sale Agreement. In this regard, on October 15, 2009, the Individual Defendants filed the Recommendation Statement with the SEC and mailed the same to Plaintiff and Avocent’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as set forth below:
(i)	According to the Recommendation Statement, in the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of the Company, or any other parties, commodities or currencies involved in the Tender Offer and Sale Agreement. The Recommendation Statement is deficient because it fails to disclose the value of the investments and/or positions of Morgan Stanley and/or its affiliates in the Company and Emerson and any of their respective affiliates.

Information with regard to any conflict of interest that Morgan Stanley had is material to the public shareholders of Avocent Systems in determining how much weight to place on Morgan Stanley’s fairness opinion and must therefore be disclosed. Specifically, the greater Morgan Stanley’s interests in Emerson, the less reliable its opinion would be. For example, if Morgan Stanley held billions in Emerson’s investments its opinion would be less reliable than if it held thousands.

(ii)	According to the Recommendation Statement, in the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for Emerson and has received fees in connection with such services. Further, Morgan Stanley may also seek to provide such services to the buyer in the future and would receive fees for the rendering of these services. The Recommendation Statement is deficient because it fails to disclose (a) the amount of fees that Morgan Stanley has received, and/or has an expectation of receiving, for services rendered to Morgan Stanley and (b) whether any of the services that Morgan Stanley provided to Emerson pertained to Avocent.

Information with regard to any conflict of interest that Morgan Stanley had is material to the public shareholders of Avocent in determining how much weight to place on Morgan Stanley’s fairness opinion and must therefore be disclosed. Specifically, the greater Morgan Stanley’s compensation and/or expectation of compensation from Emerson, the less reliable its opinion would be. For example, if Morgan Stanley has received or expect to receive millions in compensation, its opinion would be less reliable than if it expected to receive thousands.

(iii)	According to the Recommendation Statement, Avocent has agreed to pay Morgan Stanley a fee of $16,200,000 for its services in connection with the transaction, a portion of which is payable upon consummation of the transaction, and to reimburse Morgan Stanley for certain of its expenses incurred in connection with its engagement. The Recommendation Statement is deficient because it fails to disclose the amount of Morgan Stanley’ fee which is contingent upon the consummation of the transaction and the amount of expenses for which Avocent will reimburse Morgan Stanley.

Information with regard to any conflict of interest that Morgan Stanley had is material to the public shareholders of Avocent in determining how much weight to place on Morgan Stanley’s fairness opinion and must therefore be disclosed. Specifically, the greater Morgan Stanley’s compensation and/or expectation of compensation derived from consummation of the sale of Avocent, the less reliable its opinion would be.

(iv)	According to the Recommendation Statement, each outstanding Restricted Stock Unit (the “RSU”) held by a non-employee member of the Company’s board will be cancelled and will entitle the holder to cash consideration in connection with the Sale Agreement. The Recommendation Statement is deficient because it fails to disclose the amount of payment that each non-employee director will for their RSUs.

The conflicts of interest of the Company’s directors are relevant and must be disclosed.

(v)	According to the Recommendation Statement, in late January 2008, Emerson’s CEO and President David N. Farr contacted Avocent’s then-newly appointed Chairman, Edwin Harper, to congratulate him on his appointment and thereafter exchanged information regarding opportunities for Emerson and Avocent to work together. The Recommendation Statement is deficient because it fails to disclose (a) any prior relationship between Messrs. Farr and Harper, (b) the opportunities for the two companies to work together that were discussed and (c) the Company’s efforts to implement these opportunities for Emerson and Avocent to work together.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Avocent’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Avocent’s public shareholders and to put the interests of these shareholders before their own.

(vi)	According to the Recommendation Statement, in August 2009, the Company’s board authorized Morgan Stanley to contact one potential strategic buyer for the Company and directed Mr. Harper to contact one additional potential financial sponsor. The Recommendation Statement is deficient because it fails to disclose the criteria used to select these buyers.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Avocent’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Avocent’s public shareholders and to put the interests of these shareholders before their own.

(vii)	According to the Recommendation Statement, in late August 2009, Sponsor B and Sponsor C indicated proposals to acquire the Company for $20 and $21 respectively. The Recommendation Statement is deficient because it fails to disclose whether the Company further negotiated with Sponsors B and C regarding an increase in the price per share.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Avocent’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Avocent’s public shareholders and to put the interests of these shareholders before their own.

(viii)	According to the Recommendation Statement, in early 2009, Mr. Borman contacted a large financial sponsor (“Sponsor B”) to determine its interest in partnering with the Company. Thereafter, between March and April, members of the Company’s management met and exchanged data with Sponsor B and Sponsor B gave a presentation to the Company regarding a potential buyout transaction. The Recommendation Statement is deficient because it fails to disclose (a) the criteria used to select Sponsor B, (b) whether any other companies were contacted as that time, and if no, the rationale for not contacting any other companies, and (c) the substance of Sponsor B’s May 5, 2009 presentation regarding a potential buyout transaction.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Avocent’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Avocent’s public shareholders and to put the interests of these shareholders before their own.

(ix)	According to the Recommendation Statement, for its Analyst Price Targets, Morgan Stanley discounted the price targets by an estimated cost of 11%. The Recommendation Statement is deficient because it fails to disclose the rationale for this discount and methodology used to arrive at this discount.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(x)	For Morgan Stanley’s Future Stock Price Analysis, the Recommendation Statement is deficient because it fails to disclose the methodology used to select the multiples and cost of equity used for this analysis.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(xi)	For Morgan Stanley’s Discounted Cash Flow Analysis, the Recommendation Statement is deficient because it fails to disclose the methodology used to select the perpetual growth rate and discount rate used for this analysis.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(xii)	For Morgan Stanley’s Premia Paid Analysis, the Recommendation Statement is deficient because it fails to disclose the precedent merger and acquisition transactions reviewed for this analysis, including the value and year for each of these transactions.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.
FIRST CAUSE OF ACTION
CLASS CLAIM FOR BREACH OF FIDUCIARY DUTIES OF GOOD FAITH,
LOYALTY, FAIR DEALING, AND DUE CARE
(Against the Individual Defendants)
     36. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

     37. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.
     38. As a result, Plaintiff and the Class have been and will be damaged.
SECOND CAUSE OF ACTION
CLASS CLAIM FOR FAILURE TO DISCLOSE
(Against the Individual Defendants and Avocent)
     39. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     40. Under applicable law, the Individual Defendants have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that Avocent shareholders make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, Individual Defendants have breached their fiduciary duty by making materially inadequate disclosures and material omissions in the Recommendation Statement.
     41. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.
THIRD CAUSE OF ACTION
CLASS CLAIM FOR AIDING AND ABETTING THE BREACHES OF FIDUCIARY DUTIES OF GOOD FAITH, LOYALTY,
FAIR DEALING, AND DUE CARE
(Against Emerson)
     42. Plaintiff repeats all previous allegations as if set forth in full herein.
     43. The Individual Defendants owed plaintiff and Avocent’s other shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Emerson has aided and abetted the Individual

Defendants in these breaches of their fiduciary duties to Avocent’s shareholders by, among other things, (a) insisting that the Company enter into an exclusivity agreement with Emerson which prohibited the Company from negotiating with other potential buyers for the Company, (b) requiring that the Company grant it the right to top a superior offer, (c) requiring the Company to grant it the “Top-Up Option”, (d) obligating the Company to pay a $35 million termination fee in the event it enters into a superior transaction to be acquired, (e) rejecting the company’s proposal for a “go shop” provision in the Sale Agreement which would enable the Company to solicit competing acquisition proposals during the pendency of a sale to Emerson and (f) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These concessions insisted upon by Emerson effectively precluded the ability of any other potential buyer to make a superior offer for the Company. Further, the proposed sale of Avocent to Emerson could not take place without the knowing participation of Emerson.
     44. As a result, Plaintiff, the Class and Avocent have been and will be damaged.
PRAYER
     WHEREFORE, plaintiff demands judgment as follows:
1.	determining that this action is a proper class action and that plaintiff is a proper class representative;

2.	declaring that defendants have breached their fiduciary duties to plaintiff and the Class and/or aided and abetted such breaches;

3.	declaring that defendants have breached their duty of full and fair disclosure to plaintiff and the Class;

4.	awarding plaintiff and the Class compensatory damages as allowed by law;

5.	awarding interest, attorneys’ fees, expert fees, and other expenses and costs in an amount to be determined, to the extent allowable; and

6.	granting such other relief as the Court may find just and proper.

TRIAL BY JURY
Plaintiff demands a trial by jury of all issues so triable.

/s/ Joe A. King
Joe A. King (KIN058)
Attorney for Plaintiff

OF COUNSEL:
MORRIS, CONCHIN & KING
200 Pratt Avenue, NE
Huntsville, Alabama 35801
Post Office Box 248
Huntsville, Alabama 35804-0248
(256) 536-0588
(256) 533-1504 — FAX
Richard Brualdi, Esq.
THE BRUALDI LAW FIRM, P.C.
29 Broadway, Suite 2400
New York, New York 10006
(212) 952-0602
(212) 952-0608 — FAX
SERVE DEFENDANTS:
Michael J. Borman
c/o Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Harold D. Copperman
c/o Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Francis A. Dramis, Jr.
c/o Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805

Edwin L. Harper
c/o Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
William H. McAleer
c/o Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
David P. Vieau
c/o Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Doyle C. Weeks
c/o Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Avocent Corporation
c/o National Registered Agents, Inc.
150 S. Perry Street
Montgomery, Alabama 36104
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri 63136

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